UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ENERNOC, INC.
(Name of Subject Company (Issuer))

PINE MERGER SUB, INC.
a wholly owned subsidiary of

ENEL GREEN POWER NORTH AMERICA, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

292764107
(CUSIP Number of Class of Securities)

Megan J. Beauregard
General Counsel, Secretary and AVP Legal and Corporate Affairs
Enel Green Power North America, Inc.
100 Brickstone Square, Ste 300
Andover, MA 01810
United States
(978) 296-6822
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Lance T. Brasher
Pankaj K. Sinha
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Ave., N.W.
Washington, DC 20005
(202) 371-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$251,081,315.68	$29,100.33

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 31,372,190 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of EnerNOC, Inc. (“EnerNOC”), multiplied by the offer price of $7.67 per Share, (ii) 5,165 Shares issuable upon exercise of outstanding in-the-money options multiplied by the offer price of $7.67 per Share and (iii) 1,227,771 Shares estimated to be issuable upon settlement of outstanding restricted stock units multiplied by the offer price of $7.67 per Share. The calculation of the filing fee is based on information provided by EnerNOC as of June 20, 2017, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $29,100.33	Filing Party: Enel Green Power North America, Inc. and Pine Merger Sub, Inc.
	Form or Registration No.: Schedule TO-T	Date Filed: July 10, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Enel Green Power North America, Inc., a Delaware corporation (“EGPNA”), and Pine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of EGPNA (the “Purchaser”), with the U.S. Securities and Exchange Commission on July 10, 2017 (together with any amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of EnerNOC, Inc., a Delaware corporation (“EnerNOC” or the “Company”),  at a price of $7.67 per Share, net to the holder in cash (less any required withholding taxes and without interest), subject to the terms and the conditions described in the Offer to Purchase dated July 10, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 is being filed by EGPNA and the Purchaser.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to items amended by this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

Section 14 of the Offer to Purchase—“Conditions to the Offer.” is hereby amended and supplemented by inserting a new paragraph reading as follows after the last paragraph in the Section:

“On July 11, 2017, FERC accepted, effective as of June 15, 2017, the Notices of Cancellation of Market-Based Rate Tariff filed by each of Triton Energy, Inc. and Celerity Energy Partners San Diego, LLC. As a result, the condition to the Offer associated with such acceptance has been satisfied.”

Section 16 of the Offer to Purchase—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.” is hereby amended and supplemented by deleting the sentence under the subsection titled “Legal Proceedings Relating to the Tender Offer.” and replacing it with the disclosure set forth below:

“Between July 14, 2017 and July 18, 2017, three putative class action lawsuits were filed on behalf of the public stockholders of EnerNOC (captioned Basch v. EnerNOC, Inc., et al., No. 1:17-cv-11305; Nelson v. EnerNOC, Inc., et al., No. 1:17-cv-11324; and Berg v. EnerNOC, Inc. et al., No. 1-17-cv-11331) in the United States District Court for the District of Massachusetts against EnerNOC, the members of the Board of Directors and, in one case, Parent, Purchaser and Enel (collectively, the “Stockholder Litigation”).  The complaints generally allege that EnerNOC and the members of the Board of Directors violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the Transactions. The complaints also allege that the members of the Board of Directors and, in one complaint, Parent, Purchaser and Enel, violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The complaints seek, among other things, an injunction against the consummation of the proposed Transactions, an award of damages, and an award of costs and disbursements for the actions, including reasonable attorneys’ and experts’ fees. On July 17, 2017, the plaintiff in Basch v. EnerNOC also filed a motion for preliminary injunction seeking to enjoin consummation of the Offer until such time that corrective disclosures are made. The defendants believe that the allegations in the complaints lack merit. In response to the Stockholder Litigation, EnerNOC amended its Schedule 14D-9 to disclose certain additional information solely for the purpose of mooting plaintiffs’ claims and avoiding the risk of the Stockholder Litigation delaying or adversely affecting the Transactions.”

Section 16 of the Offer to Purchase is further hereby amended and supplemented by inserting a new paragraph reading as follows after the last paragraph in the subsection titled “Antitrust.”:

“On July 14, 2017, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2017

PINE MERGER SUB, INC.

By:	/s/ Michael I. Storch
	Name:	Michael I. Storch
	Title:	Executive Vice President

ENEL GREEN POWER NORTH AMERICA, INC.

By:	/s/ Michael I. Storch
	Name:	Michael I. Storch
	Title:	Executive Vice President, Chief Company Development Officer